Exhibit 99.5
Satyam Computer Services Limited
Description of Business
Satyam Computer Services Limited and its consolidated subsidiaries, Joint Ventures and Associates (hereinafter referred to as “Satyam”) are engaged in providing information technology services, developing software products and business process outsourcing.
Satyam Computer Services Limited (hereinafter referred to as “Satyam Computer Services”) is an information technology (“IT”) services provider that uses a global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. Satyam Computer Services was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. Satyam Computer Services has offshore development centers located throughout India that enables it to provide high quality and cost-effective solutions to clients. It also has offsite centers located in the Australia, Canada, China, Dubai, Germany, Hungary, Japan, Malaysia, Singapore, United Kingdom and United States. The range of services offered by it, either on a “time and material” basis or “fixed price”, includes consulting, systems design, software development, system integration and application maintenance. Satyam Computer Services offers a comprehensive range of IT services, including software development, packaged software integration, system maintenance and engineering design services. Satyam Computer Services has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.
Nipuna Services Limited (“Nipuna”) a wholly owned subsidiary of Satyam Computer Services is engaged in providing Business Process Outsourcing services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).
Statement on Significant Accounting Policies
a)	Basis of Consolidation

The Consolidated Financial Statements include the accounts of Satyam Computer Services and its subsidiary companies. Subsidiary companies are those in which Satyam Computer Services, directly or indirectly, have an interest of more than one half of the voting power or otherwise have power to exercise control over the operations. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date of disposal.

All inter company transactions, balances and unrealized surpluses and deficits on transactions between Group companies are eliminated. Consistency in adoption of accounting polices among all group companies is ensured to the extent practicable. Separate disclosure is made of minority interest.

Investments in Business entities over which the company exercises joint control are accounted for using the proportionate consolidation except where the control is considered to be temporary. Investment in associates are accounted for using the equity method.

On occasion, a subsidiary or associated company accounted for by the equity method (“offering company”) may issue its shares to third parties as either a public offering or private placement at per share amounts in excess of or less than Satyam’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the dilution of interest are recorded as Capital Reserve/Goodwill. Gain or losses arising on the direct sales by Satyam of its investment in its subsidiaries or associated companies to third parties are transferred to Profit and Loss Account. Such gains or losses are the difference between the sale proceeds and net carrying value of investments.

Minority Interest in subsidiaries represents the minority shareholders proportionate share of net assets and the net income of Satyam’s majority owned subsidiaries.

Satyam Computer Services Limited
b)	Use of Estimates

The preparation of the financial statements in conformity with the GAAP requires that the management makes estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities as at the date of the financial statements, and the reported amounts of revenue and expenses during the reported year. Actual results could differ from those estimates.

c)	Revenue Recognition

i) IT Services

Revenue from professional services consist primarily of revenue earned from services performed on a “time and material” basis. The related revenue is recognized as and when the services are performed. Satyam Computer Services also performs time bound fixed-price engagements, under which revenue is recognized using the percentage of completion method of accounting. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the year in which the change becomes known. Provisions for estimated losses on such engagements are made during the year in which a loss becomes probable and can be reasonably estimated.

Amounts received or billed in advance of services performed are recorded as advance from customers/unearned revenue. Unbilled revenue, included in debtors, represents amounts recognized based on services performed in advance of billing in accordance with contract terms.

Unearned revenue is calculated on the basis of the unutilized period of time at the Balance Sheet and represents revenue which is expected to be earned in future periods in respect of internet, e-mail services, electronic data interchange and web hosting services.

ii) Business Process Outsourcing

Revenue from per engagement services is recognized based on the number of engagements performed. Revenues from per time period services are recognized based on the time incurred in providing services at contracted rates. Revenue from per incident services is based on the performance of specific criteria at contracted rates.

d)	Foreign Currency Transactions/Translations

Transactions in foreign currency are recorded at exchange rate prevailing on the date of transaction.

Monetary assets and liabilities denominated in foreign currency are translated at the rate of exchange at the balance sheet date and resultant gain or loss is recognized in the profit and loss account.

Non-monetary assets and liabilities are translated at the rate prevailing on the date of transaction.

The operations of foreign branches of the company are of integral in nature and the financial statements of these branches are translated using the same principles and procedures of head office.

In case of forward exchange contract or any other financial instruments that is in substance a forward exchange contract to hedge the foreign currency risk which is on account of firm commitment and/or is a highly probable forecast transaction, the premium or discount arising at the inception of the contract is amortized as expense or income over the life of the contract.

Gains/losses on settlement of transaction arising on cancellation or renewal of such a forward exchange contract is recognized as income or as expense for the period.

In all other cases the gain or loss on contract is computed by multiplying the foreign currency amount of the forward exchange contract by the difference between the forward rate available at the reporting date for the remaining maturity of the contract and the contracted forward rate (or the forward rate last

Satyam Computer Services Limited
used to measure a gain or loss on that contract for an earlier period), is recognized in the profit and loss account for the period.

Foreign subsidiaries are non-integral in nature. Assets and Liabilities of such subsidiaries are translated at the year end exchange rate, income and expenditure are translated at the average rate during the period. The resultant translation adjustment is reflected as a separate component of shareholders’ funds as a ‘Currency Translation Reserve’.

e)	Fixed Assets

Fixed assets are stated at actual cost less accumulated depreciation. The actual cost capitalized includes material cost, freight, installation cost, duties and taxes, finance charges and other incidental expenses incurred during the construction/installation stage.

Gains/losses arising on foreign exchange liabilities incurred for the purpose of acquiring fixed assets are adjusted in the carrying amount of the respective fixed assets.

Depreciation on fixed assets is computed on the straight line method over their estimated useful lives at the rates which are higher than the rates prescribed under Schedule XIV of the Companies Act, 1956. Individual assets acquired for less than Rs. 5,000 are entirely depreciated in the year of acquisition.

The cost of and the accumulated depreciation for fixed assets sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the profit and loss account.

Costs of application software for internal use are generally charged to revenue as incurred due to its estimated useful lives being relatively short, usually less than one year.

The estimated useful lives are as follows:

Estimated useful lives
Buildings	28 years
Computers	2 years
Plant and Machinery (Other than Computers)	5 years
Software — used in Development for Projects	3 years
Office Equipment	5 years
Furniture, Fixtures and Interiors	5 years
Vehicles	5 years
Leasehold improvements	Shorter of lease period or estimated useful lives

Depreciation on assets acquired under a finance lease is provided using the straight-line method over the shorter of the lease term or the useful life of the asset.

Assets under installation or under construction as at the Balance sheet date are shown as capital work in progress. Advances paid towards acquisition of assets are also included under capital work in progress.

Satyam Computer Services Limited
f)	Goodwill and Other Intangible Assets

Goodwill represents the difference between the purchase price and the book value of assets and liabilities acquired. Goodwill is amortized over the useful life of the asset. The goodwill is reviewed for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. If impairment is indicated, the asset is written down to its fair value.

g)	Investments

Investments are classified into current investments and long-term investments. Current investments are carried at the lower of cost or market value. Any reduction in carrying amount and any reversals of such reductions are charged or credited to the profit and loss account. Long-term investments are carried at cost less provision made to recognize any decline, other than temporary, in the value of such investments.

h)	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost of hardware and software purchased for the purpose of resale is determined using the first-in-first-out method.

i)	Employee Benefits

Contributions to defined Schemes such as Provident Fund, Employee State Insurance Scheme and Superannuation are charged as incurred on accrual basis. Satyam Computer Services also provides for other retirement benefits in the form of gratuity and leave encashment based on actuarial valuation made by an independent actuary as at the balance sheet date.

j)	Taxes on Income

Tax expense for a year comprises of current tax and deferred tax. Current taxes are measured at the amounts expected to be paid using the applicable tax rates and tax laws. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the profit and loss account in the year of change. Deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.

k)	Earnings Per Share

The earnings considered in ascertaining Satyam’s Earnings Per Share comprises the net profit after tax (and includes the post tax effect of any extra ordinary items). The number of shares used in computing Basic EPS is the weighted average number of shares outstanding during the year. The number of shares used in computing Diluted EPS comprises of weighted average shares considered for deriving Basic EPS, and also the weighted average number of equity shares which could have been issued on the conversion of all dilutive potential equity shares. Dilutive potential equity shares are deemed converted as at the beginning of the year, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. average market value of the outstanding shares). The number of shares and potentially dilutive shares are adjusted for share splits/reverse share splits and bonus shares, as appropriate.

l)	Associate Stock Option Scheme

Stock options granted to the employees under the stock option schemes established after June 19, 1999 are evaluated as per the accounting treatment prescribed by Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999 issued by Securities and Exchange Board of India. Accordingly the excess of market value of the stock options as on the date of grant over the exercise

Satyam Computer Services Limited
price of the options is recognized as deferred employee compensation and is charged to profit and loss account on graded vesting basis over the vesting period of the options. The un-amortized portion of the deferred employee compensation is shown under Reserves and Surplus.

m)	Research and Development

Revenue expenditure incurred on research and development is charged to revenue in the year/period in which it is incurred. Assets used for research and development activities are included in fixed assets.

n)	Miscellaneous Expenditure

Miscellaneous expenditure is charged to profit and loss account in the year/period in which it is incurred irrespective of its enduring benefit available in future.

Satyam Computer Services Limited
Consolidated Balance Sheet as at March 31, 2006

Rs. in crores
	Schedule	As at	As at
	Reference	31.03.2006	31.03.2005

I. Sources of Funds :
1. Shareholders’ Funds
(a) Share Capital	1	155.90	154.86
(b) Share application money, pending allotment		1.78	0.45
(c) Reserves and Surplus	2	4,159.57	3,142.81

		4,317.25	3,298.12

2. Minority Interest		4.15	—

3. Loan Funds
(a) Secured Loans	3	102.71	18.92

		4,424.11	3,317.04

II. Application of Funds :
1. Fixed Assets	4
(a) Gross Block		1,317.21	1,014.22
(b) Less: Depreciation		840.21	705.65

(c) Net Block		477.00	308.57
(d) Capital Work in Progress		80.25	69.29

		557.25	377.86

2. Investments	5	—	76.31

3. Deferred Tax Assets (net)	6	4.62	10.71

4. Current Assets, Loans and Advances
(a) Inventories	7	0.19	0.19
(b) Sundry Debtors	8	1,168.42	780.47
(c) Cash and Bank Balances	9	3,111.70	2,370.13
(d) Loans and Advances	10	184.32	114.75
(e) Other Current Assets
— Interest Accrued on Fixed Deposits		110.60	24.47

		4,575.23	3,290.01
Less: Current Liabilities and Provisions
(a) Liabilities	11	437.04	248.29
(b) Provisions	12	275.95	189.56

		712.99	437.85

Net Current Assets		3,862.24	2,852.16

		4,424.11	3,317.04

Notes to Accounts	18

The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Consolidated Balance Sheet.

This is the Consolidated Balance Sheet referred to in our report of even date.	for and on behalf of the Board of Directors

S. Gopalakrishnan	B. Ramalinga Raju	B. Rama Raju
Partner	Chairman	Managing Director

for and on behalf of
Price Waterhouse
Chartered Accountants
	V. Srinivas	G.Jayaraman
	Director	Sr. Vice President (Corp. Governance)
	& Sr. Vice President — Finance	& Company Secretary

Place : Secunderabad		Place : Secunderabad
Date : April 21, 2006		Date : April 21, 2006

Satyam Computer Services Limited
Consolidated Profit and Loss Account for the year ended March 31, 2006

Rs. in crores
	Schedule	Year Ended	Year Ended
	Reference	31.03.2006	31.03.2005

Income
Services
— Exports		4,596.74	3,386.95
— Domestic		195.85	133.89
Other Income	13	333.25	86.83

		5,125.84	3,607.67

Expenditure
Personnel Expenses	14	2,804.70	2,026.11
Cost of Software and Hardware sold	15	2.00	0.99
Operating and Administration Expenses	16	819.71	625.55
Financial Expenses	17	5.54	0.91
Depreciation		137.28	113.30
Miscellaneous Expenditure Written Off		0.07	2.16

		3,769.30	2,769.02

Profit Before Taxation		1,356.54	838.65
Provision for Taxation — Current		191.98	122.98
—Fringe benefit		9.46	—
—Deferred		6.04	(5.42)

Profit After Taxation and Before share of loss in associate company and minority interest		1,149.06	721.09

Share of loss in associate company		(7.88)	(9.45)
Minority Interest		0.55	—

Profit After Taxation and share of loss in associate company and minority interest		1,141.73	711.64

Add: Balance brought forward from previous year		1,252.80	796.75
Less: Residual dividend and additional dividend tax		1.23	—

Profit Available for Appropriation		2,393.30	1,508.39
Appropriations :

Interim Dividend @ Rs. 2.00 per Equity Share of Rs. 2 each (2005 — Rs. 2.00 per Equity Share)		64.46	63.63

Final Dividend @ Rs. 5.00 per Equity Share of Rs. 2 each (2005 — Rs. 3.00 per Equity Share)		163.87	96.00
Dividend paid by subsidiary to minority interest		0.47	—
Tax on distributed profits		32.02	20.86
Transfer to General Reserve		124.00	75.10

Balance carried to Balance Sheet		2,008.48	1,252.80

Earnings Per Share (Rs. per equity share of Rs. 2 each)
Basic		35.47	22.40
Diluted		34.10	21.93

No. of Shares used in computing Earnings Per Share
Basic		321,892,492	317,751,639
Diluted		334,813,432	324,445,776

Notes to Accounts	18

The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Consolidated Profit and Loss Account.

This is the Consolidated Profit and Loss Account referred to in our report of even date.	for and on behalf of the Board of Directors

S. Gopalakrishnan	B. Ramalinga Raju	B. Rama Raju
Partner	Chairman	Managing Director

for and on behalf of
Price Waterhouse
Chartered Accountants
	V. Srinivas	G. Jayaraman
	Director	Sr. Vice President (Corp. Governance)
	& Sr. Vice President — Finance	& Company Secretary

Place : Secunderabad		Place : Secunderabad
Date : April 21, 2006		Date : April 21, 2006

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet

Rs. in crores
		As at	As at
		31.03.2006	31.03.2005

1.	Share Capital

	Authorised :
	375,000,000 Equity Shares of Rs. 2 each	75.00	75.00

	100,000,000 0.05% Convertible Redeemable Cumulative Preference Shares of Rs. 10 each	100.00	100.00

	Issued and Subscribed :
	324,449,539 (2005 — 319,265,291) Equity Shares of Rs. 2 each fully paid-up	64.89	63.85

	91,009,999 (2005 — 91,009,999) 0.05% Convertible Redeemable Cumulative Preference Shares of Rs. 10 each fully paid-up	91.01	91.01
	(Refer note (d) of Schedule 18 )

		155.90	154.86

	Out of the above:
	4,000,000 Equity Shares of Rs. 2 each were allotted as fully paid-up Equity Shares for a consideration other than cash pursuant to the Scheme of Amalgamation with Satyam Enterprise Solutions Limited

	140,595,000 Equity Shares of Rs. 2 each were allotted as fully paid-up by way of Bonus Shares by capitalising free reserves of Satyam Computer Services

	64,680,600 (2005 — 34,016,154) Equity Shares of Rs. 2 each fully paid-up represent 32,340,300 (2005 — 17,008,077) American Depository Shares

9,909,539 (2005 — 4,725,291) Equity Shares of Rs. 2 each fully paid-up were alloted to associates of Satyam Computer Services pursuant to the Associate Stock Option Plan — B and Associate Stock Option Plan (ADS )

2.	Reserves and Surplus

	Share Premium Account
	As at the commencement of the year	890.94	824.92
	Add: Received on account of issue of ADS / ASOP	137.69	66.02

		1,028.63	890.94

	Capital Reserve
	As at the commencement of the year	720.14	718.67
	Add: Gain/(loss) on dilution in share holding of associate company	—	1.41
	Investment Subsidy	—	0.06

		720.14	720.14

	General Reserve
	As at the commencement of the year	283.15	208.05
	Add : Transfer from the Profit and Loss Account	124.00	75.10

		407.15	283.15

	Currency Translation Reserve	(5.35)	(5.02)

	Employee Stock Options
	Employee Stock Options Outstanding	0.52	0.80
	Less: Deferred Employee Compensation	—	—

		0.52	0.80

	Balance in Profit and Loss Account	2,008.48	1,252.80

		4,159.57	3,142.81

3.	Secured Loans

	Bank Over Draft	4.90	—
	External Commercial Borrowing	46.62	—
	Working Capital Loans	25.05	1.17
	Export Packing Credit	13.17	7.35
	Vehicle Loans	12.97	10.40

		102.71	18.92

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet
4. Fixed Assets

Rs. in crores
	GROSS BLOCK					DEPRECIATION					NET BLOCK
		Acquisition of					Acquisition
	Cost	subsidiary			Cost	As at	of subsidiary	For the		As at	As at	As at
DESCRIPTION	01.04.2005	companies	Additions	Deletions	31.03.2006	01.04.2005	companies	period @	Deletions	31.03.2006	31.03.2006	31.03.2005

1. Goodwill	15.72	78.07	—	—	93.79	—	—	—	—	—	93.79	15.72

2. Land & Land Development
— Freehold*	26.75	—	10.25	5.97	31.03	—	—	—	—	—	31.03	26.75
— Leasehold	8.13	—	—	—	8.13	0.02	—	—	—	0.02	8.11	8.11

3. Buildings**	59.25	—	42.51	—	101.76	10.52	—	2.72	—	13.24	88.52	48.73

4. Plant and Machinery	718.55	0.65	123.82	2.18	840.84	557.89	0.40	109.29	2.13	665.45	175.39	160.66
(Including Computers)

5. Office Equipment	19.35	1.28	6.88	0.06	27.45	11.29	0.58	4.46	0.04	16.29	11.16	8.06

6. Furniture, Fixtures and Interiors	141.83	1.90	39.18	0.17	182.74	117.00	0.87	15.16	0.13	132.90	49.84	24.83

7. Vehicles	24.64	0.11	11.54	4.82	31.47	8.93	0.04	5.68	2.34	12.31	19.16	15.71

Total	1,014.22	82.01	234.18	13.20	1,317.21	705.65	1.89	137.31	4.64	840.21	477.00	308.57

As at 31.03.2005	876.12	—	148.53	10.43	1,014.22	600.37	—	113.27	7.99	705.65	308.57

*	Includes Rs.12.24 crores (2005 — Rs.2.64 crores) in respect of which deed of conveyance is pending. Refer note (i) of schedule 18

**	Includes Rs.38.85 crores (2005 — Rs.21.28 crores) constructed on leasehold land.

@	Depreciation for the year includes Rs.0.03 crores considered in Currency Translation Reserve due to translation of non-integral foreign subsidiaries.

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet

Rs. in crores
		As at 31.03.2006		As at 31.03.2005

5.	Investments

a)	Long Term
i)	Trade (Unquoted)

	Investment in Associate Companies

	Sify Limited*		—		76.31
	Nil (2005 — 11,182,600)
	(Sold during the year)

	Other Investments

	Jasdic Park Company	0.75		0.75
	(480 Shares of J Yen 50,000 each, fully paid-up)
	Less: Received on liquidation	0.26		0.26
	Less : Provision for diminution	0.49	—	0.49	—

	Intouch Technologies Limited	10.90		10.90
	(833,333 Shares of 20 US cents each, fully paid-up)
	Less : Provision for diminution	10.90	—	10.90	—

	Medbiquitious Services Inc.,	1.57		1.57
	(3,34,000 shares of ‘A’ series Preferred Stock of US Dollars 0.001 each, fully paid-up)
	Less : Provision for diminution	1.57	—	1.57	—

	Avante Global LLC.,	2.54		2.54
	(577,917 class ‘A’ units representing a total value of US Dollars 540,750, fully paid-up )
	Less : Provision for diminution	2.54	—	2.54	—

ii)	Non Trade (Unquoted)

	National Savings Certificates,VIII Series (Lodged as security with government authorities )		—		—

			—		76.31

*	Refer note (h) of schedule 18

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet

		Rs. in crores
		As at	As at
		31.03.2006	31.03.2005

6.	Deferred Tax Assets (net)

	Debtors	11.02	10.40
	Advances	1.43	0.76
	Fixed Assets	(25.38)	(12.87)
	Others	17.55	12.42

		4.62	10.71

7.	Inventories

	Traded software and hardware	0.19	0.19

8.	Sundry Debtors (Unsecured)

	Considered good *
	(a) Over six months old	14.19	26.48
	(b) Other debts	1,154.23	753.99

		1,168.42	780.47
	Considered doubtful	85.13	76.48

		1,253.55	856.95
	Less: Provision for doubtful debts	85.13	76.48

		1,168.42	780.47

* Debtors include Unbilled Revenue Rs.182.88 crores (2005 — Rs.73.80 crores)

9.	Cash and Bank Balances*

	Cash on hand	0.14	0.21
	Remittances in Transit	—	66.63

	Balances with Scheduled Banks
	— On Current accounts	1,026.92	400.12
	— On Deposit accounts	1,909.16	1,806.24
	Unclaimed Dividend Accounts	5.05	4.58

	Balances with Non-Scheduled Banks**
	— on Current Accounts	126.27	92.35
	— on Deposit Accounts	44.16	—

		3,111.70	2,370.13

* Includes unutilised amount of ADS issue proceeds — Rs. 262.20 crores (2005 — Rs. 392.14 crores)

** Refer note (j) of Schedule 18

10.	Loans and Advances

	(Considered good unless otherwise stated)

	Loans and Advances
	Secured — Loans	0.11	0.22

	Unsecured — Advances recoverable in cash or in kind or for value to be received*	108.02	72.28
	— Deposits	76.19	42.25
	Considered doubtful — Advances	17.25	14.42

		201.57	129.17
	Less: Provision for doubtful advances	17.25	14.42

		184.32	114.75

* Refer note (i) of schedule18

11.	Liabilities

	Sundry Creditors
	— Dues to small scale industrial undertakings	—	—
	— Dues to other than small scale industrial undertakings	330.92	170.94
	Advances from Customers	1.41	1.01
	Unearned Revenue	52.68	24.64
	Investor Education Protection Fund - Unclaimed Dividends	5.05	4.58
	Other Liabilities	46.98	47.12

		437.04	248.29

12.	Provisions

	Provision for Taxation (Less payments)	36.94	46.64
	Proposed Dividend (Including tax thereon)	186.85	108.55
	Provision for Gratuity and Leave Encashment	52.16	34.37

		275.95	189.56

Satyam Computer Services Limited
Schedules forming part of the Consolidated Profit and Loss Account

		Rs. in crores
		Year Ended	Year Ended
		31.03.2006	31.03.2005

13.	Other Income

	Interest on Deposits — Gross
	{Tax Deducted at Source Rs. 25.96 crores} (2005 — Rs. 20.91 crores)	116.24	100.17
	Dividends from Current Investments — Trade	—	0.11
	Profit on sale of Current Investments — Trade	—	0.19
	Profit on sale of Long Term Investments	216.43	—
	Gain/(Loss) on exchange fluctuations (net)	(2.10)	(20.83)
	Provision no longer required written back	0.89	4.91
	Miscellaneous Income	1.79	2.28

		333.25	86.83

14.	Personnel Expenses

	Salaries and bonus	2,595.48	1,876.34
	Contribution to Provident and other funds	188.86	136.86
	Staff welfare expenses	20.44	13.03
	Employee stock compensation expense	(0.08)	(0.12)

		2,804.70	2,026.11

15.	Cost of software and hardware sold

	Opening inventory	0.19	0.49
	Add: Purchases (net of returns)	2.00	0.69
	Less: Closing inventory	0.19	0.19

		2.00	0.99

16.	Operating and Administration Expenses

	Rent	78.03	56.30
	Rates and taxes	16.23	10.40
	Insurance	14.65	11.91
	Travelling and conveyance	253.70	185.07
	Communication	82.72	58.92
	Printing and stationery	6.91	5.58
	Power and fuel	29.24	20.39
	Advertisement	9.57	4.89
	Marketing expenses	64.56	56.64
	Repairs and maintenance
	— Buildings	1.65	0.89
	— Machinery	11.64	11.28
	— Others	21.23	12.26
	Security services	3.11	2.12
	Legal and professional charges	106.43	77.63
	Provision for doubtful debts and advances	11.83	17.96
	Loss on sale of Fixed assets (net)	0.93	1.18
	Directors’ sitting fees	0.04	0.04
	Auditors’ remuneration	1.69	0.92
	Donations and contributions	3.73	1.57
	Subscriptions	2.15	2.65
	Training and development	16.20	11.83
	Research and development	2.45	2.88
	Software charges	24.50	33.17
	Managerial Remuneration
	— Salaries	0.35	0.35
	— Commission	0.91	0.83
	— Contribution to P.F.	0.04	0.04
	— Others	0.19	0.17
	Visa charges	32.53	17.19
	Miscellaneous expenses	22.50	20.49

		819.71	625.55

17.	Financial Expenses

	Interest on Packing Credit	0.04	—
	Interest on working capital loans	1.86	0.07
	Interest on term loans	0.49	—
	Other finance charges	3.15	0.84

		5.54	0.91

Satyam Computer Services Limited
18. Notes to Accounts
a)	List of domestic and foreign subsidiaries, joint ventures and associate considered for consolidation:-

Sl. No.	Name of the Company	Country of	Extent of holding (%) as at
		Incorporation	March 31, 2006

	Subsidiaries :
1.	Nipuna Services Limited	India	100.00
2.	Satyam Computer Services (Shanghai) Co. Ltd	China	100.00
3.	Satyam Technologies, Inc.	USA	100.00
4.	Knowledge Dynamics Pte.Ltd.@	Singapore	100.00
5.	Citisoft Plc. *	UK	75.00
	Associate :
6.	Sify Limited #	India	—
	Joint Ventures :
7.	CA Satyam ASP Private Limited	India	50.00
8.	Satyam Venture Engineering Services Private Limited	India	50.00

@	Knowledge Dynamics has been consolidated with effective date of October 01, 2005, the date of acquisition.

*	Citisoft Plc has been consolidated with effective date of May 12, 2005, the date of acquisition.

#	Sify Limited ceased to be an associate from November 09, 2005.
The reporting date for all the above companies is March 31 except as following:
—	Satyam Computer Services (Shanghai) Co. Ltd. — December 31.

—	Satyam Technologies Inc. — December 31.

Sl. No.	Subsidiaries of Knowledge Dynamics Pte Ltd	Country of	Extent of holding (%) as at
		Incorporation	March 31, 2006

1.	Info On Demand SDN BHD	Malaysia	100.00
2.	Knowledge Dynamics Private Limited	India	99.99
3.	Knowledge Dynamics USA Inc.	USA	98.00

Sl. No.	Subsidiaries of Citisoft Plc.	Country of	Extent of holding (%) as at
		Incorporation	March 31, 2006

1.	Citisoft Inc.	USA	100.00

b)	Associate Stock Option Schemes
1)	Stock Option Scheme of Satyam Computer Services

i)	Scheme established prior to SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines 1999, (SEBI guidelines on Stock Options)

In May 1998, Satyam Computer Services established its Associate Stock Option Plan (the “ASOP”). Satyam Computer Services subsequently established an employee welfare trust called the Satyam Associates Trust (the “Trust”), to administer the ASOP and issued warrants to purchase 6,500,000 equity shares of Rs. 2 each in Satyam Computer Services. In turn, the Trust periodically grants to eligible employees warrants to purchase equity shares held by Trust for the issuance to the employees. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the employee’s length of service and performance. Upon vesting, employees have 30 days to exercise warrants. The exercise price of the warrants was fixed at Rs. 450 per warrant.

At the 12th Annual General Meeting held on May 28, 1999, shareholders approved a 1:1 Bonus issue to all shareholders as of August 31, 1999. In order to ensure all its employees receive the benefits of the bonus issue in December 1999, the Trust exercised all its warrants to purchase Satyam Computer Service’s shares prior to the bonus issue using the proceeds obtained from bank loans. Subsequent to this, each warrant entitles the holder to purchase 10 shares of Rs. 2 each of Satyam Computer Services at a price of Rs. 450 per warrant plus an interest component associated with the loan which the Trust assumed, for

Satyam Computer Services Limited
conversion of the warrants it held. The interest component is computed based on fixed vesting period and a fixed interest rate. As this scheme is established prior to the SEBI guidelines on the stock options, there is no cost relating to the grant of options under this scheme.

ii)	Scheme established after SEBI Guidelines on Stock Options

Securities Exchange Board of India (SEBI) issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999, which is applicable for all Stock Option Schemes established after June 19, 1999.

Satyam Computer Services established a scheme “Associate Stock Option Plan — B” (ASOP — B) for which 41,727,140 equity shares of Rs. 2 each were earmarked. Upon vesting, associates have 5 years to exercise these shares.

Accordingly, options (net of cancellations) for a total number of 22,802,694 equity shares of Rs. 2 each were outstanding as at March 31, 2006 (2005 — 26,830,315).
Changes in number of options outstanding were as follows:

	Year ended March 31,
Options	2006	2005

At the beginning of the year	26,830,315	17,510,481
Granted	3,289,776	14,205,757
Exercised	(4,519,802)	(2,637,399)
Cancelled	(2,797,595)	(2,248,524)
At the end of the year	22,802,694	26,830,315

iii)	Associate Stock Option Plan (ADS)

Satyam Computer Services has established a scheme “Associate Stock Option Plan (ADS)” to be administered by the Administrator of the ASOP (ADS), a committee appointed by the Board of Directors of Satyam Computer Services. Under the scheme 2,574,665 ADS are reserved to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant as decided by the Administrator of the ASOP (ADS). Each ADS represents two equity shares of Rs. 2 each fully paid up. These warrants vest over a period of 1-10 years from the date of the grant. The time available to exercise the warrants upon vesting is as decided by the Administrator of the ASOP (ADS).

Accordingly, options (net of cancellation) for a total number of 995,671 ADS (2005 — 1,257,901) representing 1,991,342 equity shares of Rs. 2 each were outstanding as at March 31, 2006 (2005 — 2,515,802).
Changes in number of options outstanding were as follows:

	Year ended March 31,
Options	2006	2005

At the beginning of the year	1,257,901	1,181,432
Granted	160,215	366,724
Exercised	(332,223)	(188,091)
Cancelled	(90,222)	(102,164)
At the end of the year	995,671	1,257,901

2)	Stock Option Scheme of Nipuna Services

In April 2004, Nipuna Services established its Employee Stock Option Plan (the “ESOP”) for its employees. The exercise price is equal to the fair market value on the date of the grant. These options vest over a period ranging from two to four years, starting with 33.33% in the second year, 33.33% in the third year and remaining 33.34% in the fourth year from the date of grant. Upon granting, they are subject to lock in period of one year.

As at March 31, 2006, 1,215,506 (2005 — 813,578), net of cancellations, options at weighted average exercise price of Rs. 80 being the fair market value per share were outstanding.

Satyam Computer Services Limited
c)	Pro forma disclosure:

In accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, had the compensation cost for associate stock option plans been recognized based on the fair value at the date of grant in accordance with Black Scholes’ model, the pro forma amounts of Satyam’s net profit and earnings per share would have been as follows:

	Particulars	Year ended March 31,
		2006	2005

1.	Profit After Taxation and share of loss in associate company (Rs. in crores )
	— As reported (Rs. in crores )	1,141.73	711.64
	— Pro forma (Rs. in crores )	1,044.09	619.22

2.	Earnings Per Share:
	Basic
	— No. of shares	321,892,492	317,751,639
	— EPS as reported (Rs.)	35.47	22.40
	— Pro forma EPS (Rs.)	32.44	19.49
	Diluted
	— No. of shares	334,813,432	324,445,776
	— EPS as reported (Rs.)	34.10	21.93
	— Pro forma EPS (Rs.)	31.18	19.09

The following assumptions were used for calculation of fair value of grants:

	Year ended March 31,
	2006	2005

Dividend yield (%)	0.75	0.75
Expected volatility (%)	58.05	60.61
Risk-free interest rate (%)	7.00	7.00
Expected term (in years)	1.26	2.04

d)	Convertible Redeemable Cumulative Preference Shares

Nipuna Services issued 45,669,999 and 45,340,000 0.05% Convertible Redeemable Cumulative Preference Shares of par value Rs.10 each fully paid-up in October 2003 and June 2004 respectively to Olympus BPO Holdings Ltd. and Intel Capital Corporation (investors) for an aggregate consideration of Rs. 91.01 crores (equivalent to US$ 20 millions). These Preference shares are to be mandatorily converted/redeemed into such number of equity shares latest by June 2007 based on certain provisions in the agreement entered with the investors relating to revenues and profits earned up to March 31, 2006. The said preference shares, if not converted or early converted at the option of the investors based on certain triggering events, are redeemable on maturity in June 2007 at a redemption premium, which could range in between 7.5% to 13.5% p.a.

e)	Share application money pending allotment

Amount received from associates of Satyam Computer Services on exercise of stock options, pending allotment of shares is shown as share application money pending allotment.

f)	Secured Loans

Bank Overdraft is secured by way of hypothecation of book debts.

External Commercial Borrowing is secured by way of movable and immovable property.

Working capital loan is secured by way of movable and immovable property.

Satyam Computer Services Limited
Export Packing Credit loan is secured by way of hypothecation of book debts.

Vehicles are hypothecated to the Banks/Financial Institutions as security for the amounts borrowed.

g)	Investments

i) During May 2005, Satyam Computer Services acquired Citisoft Plc (“Citisoft”), a specialist business and systems consulting firm located in the United Kingdom that has focused on the investment management Industry, with operating presence in London, Boston and New York.

Satyam Computer Services acquired 75% of the shareholding in Citisoft for an initial cash consideration of Rs. 62.25 crores (inclusive of acquisition costs) and a maximum amount of Rs. 70.49 crores (Equivalent GBP 9.05 millions) payable as Deferred and Earn out consideration on the basis of continuing employment by key employees and achieving of certain revenue and profit performance targets. In addition to the above, Satyam Computer Services is also required to fund an Employee Benefit Trust (EBT) formed by Citisoft. The obligation to fund the EBT is contingent on Citisoft achieving certain revenue and profit performance targets amounting to maximum of Rs. 21.03 crores (Equivalent GBP 2.70 millions).

ii) During October 2005, Satyam Computer Services acquired Knowledge Dynamics Pte Ltd (KDPL), a leading Data Warehousing and Business Intelligence Solutions provider, with operating presence in Singapore, Malaysia, USA and India.

Satyam Computer Services acquired 100% of the shareholding in KDPL for a consideration of Rs. 14.64 crores (inclusive of acquisition costs). A maximum amount of Rs. 10.20 crores (Equivalent SGD 3.70 millions) payable as Earn out consideration on the basis of achieving of certain revenue and profit performance targets.

h)	Sale of Investments in Associate

On October 31, 2005 an invitation to offer was made by Sify Limited to the existing holders of Indian equity shares to participate in its sponsored ADS program. On November 07, 2005, the Company offered to sell its entire shareholding of 11,182,600 Indian equity shares. In November 2005, the sale transaction was privately negotiated and closed at a sale price of Rs. 256.21 per share as determined by Sify Limited based on the recommendation of the lead manager to the sponsored ADS program. Profit on sale of shares Rs. 216.43 crores has been recognized as income in Profit and Loss Account.

i)	Land

i) Satyam Computer Services has taken 50 acres of land at Chennai, Tamilnadu, on lease hold basis for a period of 90 years from Electronics Corporation of Tamilnadu (ELCOT). The lease rent payable is Re. 1 per annum over the lease period. An amount of Rs. 24.00 crores has been paid as refundable security deposit. Non compliance of certain terms and conditions would result in termination of lease agreement

ii) During May 2005, Satyam Computer Services has entered into a Memorandum of Understanding with Andhra Pradesh Industrial Infrastructure Corporation (APIIC) to purchase 56.65 acres of land at Visakhapatnam for an aggregate purchase consideration of Rs. 10.25 crores payable in 10 quarterly installments. The land will be registered in favour of Satyam Computer Services after the payment of final installment. Non compliance of certain terms and conditions would attract withdrawal of rebate, which may increase the cost of land.

iii) Nipuna Services has surrendered the land to APIIC, and the land cost and incidental expenditure Rs. 6.58 crores has been removed from Fixed Assets and disclosed under Loans and Advances. The consideration to be received over and above the book value, if any, will be recognized when the consideration is determined.

Satyam Computer Services Limited
j)	Balances with Non-Scheduled Banks

	Rs. in crores
Name of the Bank	As at March 31,
	2006	2005

Balances with Non-Scheduled Banks on Current Accounts
ANZ Grindlays Bank, New York	—	—
BankOne, Canada	0.05	0.01
Barclays Bank London	2.45	—
Bank of America Boston	0.82	—
BankOne, Michigan	0.01	0.32
Banque National De Paris, Euro	0.01	—
Banque National De Paris, Germany	0.54	—
Banque Nationale De Paris, Hague	3.32	—
Banque Nationale De Paris, Ireland	0.42	—
Banque Nationale De Paris, Paris	1.05	—
Banque National De Paris, Spain	0.69	1.04
Banque National De Paris, Taipei	2.15	1.15
Citibank NA, Bangkok	11.45	7.80
Citibank NA, Chicago	1.40	0.04
Citibank NA, Dubai	0.20	1.75
Citibank NA, Hong Kong	0.27	0.12
Citibank NA, Hungary	0.15	0.14
Citibank NA, Kuala Lumpur	0.67	0.63
Citibank NA, London	0.54	2.75
Citibank NA, New York	3.98	8.03
Citibank NA, New Zealand	2.20	—
Citibank NA, Seoul	8.27	5.23
Citibank NA, Singapore	2.54	2.54
Citibank NA, South Africa	1.51	—
Citibank NA, Sydney	6.28	7.90
Citibank NA, Toronto	2.24	1.32
Commerz Bank, New York	—	—
Dresdner Bank, Saarbruecken	12.27	1.83
Hong Kong and Shanghai Banking Corporation, London	12.14	17.00
Hong Kong and Shanghai Banking Corporation, Shanghai	1.37	0.82
Hong Kong and Shanghai Banking Corporation, Tokyo	9.79	7.13
KSB Bank N V, Brussels	2.31	1.34
Mitsui Sumitomo Bank, Tokyo	0.65	0.26
OCBC Bank, Singapore	0.30	—
OCBC Bank, Kuala Lumpur	0.11	—
Pudong Development Bank, Shanghai	0.03	0.01
Standard Chartered Bank, Singapore	—	—
UBS Bank of Switzerland	1.39	0.99
Unicredit Banca , Italy	0.90	0.30
United Bank, Vienna	28.71	16.86
Wachovia Bank, Atlanta	1.54	1.16
Wachovia Bank, New Jersey	1.55	3.58
Woori Bank, Korea	—	0.30

	126.27	92.35

Balances held on Deposit Accounts
Banque National De Paris, Singapore	43.43	—
Citibank NA, Hungary	0.73	—

	44.16

k)	Segment Reporting

Satyam has adopted AS 17, “Segment Reporting” issued by the Institute of Chartered Accountants of India, which requires disclosure of financial and descriptive information about Satyam’s reportable operating segments. The operating segments reported below are the segments of Satyam for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. Management evaluates performance based on consolidated revenues and net income for the companies in Satyam Computer Services. Satyam evaluates operating segments based on the following two business groups:
•	IT Services, providing a comprehensive range of services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions, and infrastructure management services. Satyam Computer Services provides its customers the ability to meet all of their information technology needs from one service provider. Satyam Computer Services’ eBusiness services include designing, developing integrating and maintaining Internet-based applications, such as eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. Satyam Computer Services also assists its customers in making their existing computing systems accessible over the Internet.

Satyam Computer Services Limited
•	BPO, providing Business Process Outsourcing services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).
Satyam’s operating segment information for the year ended March 31, 2006 and 2005 are as follows:
Business Segment

				Rs. in crores
	Year ended March 31, 2006
Description	IT Services	BPO	Elimination	Total

Revenue
Sales to external customers	4,732.14	60.45	—	4,792.59
Inter Segment Sales	12.76	28.14	(40.90)	—

Total Revenue	4,744.90	88.59	(40.90)	4,792.59

Segment result–Profit/(Loss)	1,060.10	(31.27)	—	1,028.83
Interest expense	2.95	2.59	—	5.54
Other income	332.46	0.79	—	333.25
Income taxes	206.95	0.53	—	207.48

Profit/(Loss) from ordinary activities	1,182.66	(33.60)	—	1,149.06
Share of loss in associate company	(7.88)	—	—	(7.88)
Minority Interest	0.55	—	—	0.55

Profit/(Loss) after Tax and share of loss in associate company	1,175.33	(33.60)	—	1,141.73

Other Segment Information
Capital Expenditure	319.54	7.62	—	327.16
Depreciation	126.10	11.18	—	137.28
Non-cash expenses other than depreciation	12.54	0.22	—	12.76

				Rs. in crores
	Year ended March 31, 2005
Description	IT Services	BPO	Elimination	Total

Revenue
Sales to external customers	3,489.87	30.97	—	3,520.84
Inter Segment Sales	20.83	13.63	(34.46)	—

Total Revenue	3,510.70	44.60	(34.46)	3,520.84

Segment result–Profit/(Loss)	789.92	(37.19)	—	752.73
Interest expense	(0.87)	(0.04)	—	(0.91)
Other income	86.91	(0.08)	—	86.83
Income taxes	(117.56)	0.00	—	(117.56)

Profit/(Loss) from ordinary activities	758.40	(37.31)	—	721.09
Share of loss in associate company	(9.45)	—	—	(9.45)

Profit/(Loss) after Tax and share of loss in associate company	748.95	(37.31)	—	711.64

Other Segment Information
Capital Expenditure	154.79	31.84	—	186.63
Depreciation	105.75	7.55	—	113.30
Non-cash expenses other than depreciation	14.07	0.04	—	14.11

Satyam Computer Services Limited
Particulars of Segment Assets and Liabilities

				Rs. in crores
	As at March 31, 2006
Description	IT Services	BPO	Elimination	Total

Segment Assets	3,002.79	76.67	(10.90)	3,068.56
Investments	18.27	—	(18.27)	—
Bank Deposits	1,909.59	43.73	—	1,953.32
Other Assets	115.22	—	—	115.22

Total Assets	5,045.87	120.40	(29.17)	5,137.10

Segment Liabilities	663.41	23.54	(10.90)	676.05
Other Liabilities	51.70	87.95	—	139.65

Total Liabilities	715.11	111.49	(10.90)	815.70

				Rs. in crores

	As at March 31, 2005
Description	IT Services	BPO	Elimination	Total

Segment Assets	1,814.70	55.34	(32.89)	1,837.15
Investments	184.52	—	(108.21)	76.31
Bank Deposits	1,805.88	0.36	—	1,806.24
Other Assets	35.18	—	—	35.18

Total Assets	3,840.28	55.70	(141.10)	3,754.88

Segment Liabilities	426.83	17.29	(52.92)	391.20
Other Liabilities	57.74	7.82	—	65.56

Total Liabilities	484.57	25.11	(52.92)	456.76

  Geographic Segment
Revenue attributable to location of customers is as follows:

		Rs. in crores

	Year ended March 31,
Geographic location	2006	2005

North America	3,105.68	2,399.33
Europe	907.36	576.67
Japan	67.34	60.97
India	195.85	133.89
Rest of the World	516.36	349.98

Total	4,792.59	3,520.84

Segment assets based on their location are as follows:

			Rs. in crores

	Segment Assets		Addition to fixed assets
	As at March 31,		Year ended March 31,
Geographic location	2006	2005	2006	2005

North America	1,675.14	918.58	4.73	3.81
Europe	368.13	151.27	6.99	1.25
Japan	48.71	22.39	0.48	1.80
India	760.38	567.10	310.18	174.10
Rest of the World	216.20	177.82	4.78	5.67

Total	3,068.56	1,837.16	327.16	186.63

Satyam Computer Services Limited
l)	Related Party Transactions:

Satyam Computer Services had transactions with the following related parties:

Associate: Sify Limited (ceased to exist as an associate w.e.f. November 09, 2005)

Others: Satyam Foundation Trust and Satyam Associate Trust (Enterprises where trustees are spouses of Whole-time Directors and Key Managerial Personnel).

Directors and Key Management Personnel: B. Ramalinga Raju, B. Rama Raju, Prof. Krishna G Palepu, Abraham Joseph, A.S. Murthy, Mohan Eddy, G.B.Prabhat, Ram Mynampati, D. Subramaniam, V.Srinivas, G. Jayaraman , Shailesh Shah , Vijay Prasad Boddupalli, Manish Sukhlal Mehta, Dr.Keshab Panda, Virender Aggarwal, T R Anand, Ravi Shankar Bommakanti, Venkatesh Roddam, Prakash Challa, M Satyanarayana, Murali V, K.Kalyan Rao (Partly Employed) and Sandeep Madan (Partly Employed).

Summary of the transactions and balances with the above related parties is as follows:

Transactions:

	Rs. in crores

	Year ended March 31,
	2006	2005

Associate
Outsourcing	6.25	9.67
Fixed Assets	5.53	0.11
Other Services	0.57	1.34
Others
Contributions	3.62	—
Advances	0.71	—
Balances:

	Rs. in crores

	As at March 31,
	2006	2005

Associate
Payables	—	2.59
Investments	—	76.31
Others
Advances	0.71	—
Transactions with Directors and Key Managerial Personnel

	Rs. in crores

	Year ended March 31,
Nature of Transactions	2006	2005
Remuneration to Directors	0.93	0.90
Remuneration to Key Managerial Personnel	22.26	19.07
Professional charges paid to Key Managerial Personnel	0.99	—
Advances to Key Management Personnel	1.14	2.25
Balances due to / from Directors and Key Managerial Personnel

	Rs. in crores

	As at March 31,
	2006	2005

Remuneration payable to Directors	0.22	0.21
Remuneration payable to Key Management Personnel	0.73	1.31
Advances due from Key Management Personnel	0.40	0.74
i)	Maximum indebtedness from Key Managerial Personnel during the year was Rs. 1.30 crores (2005 — Rs.2.04 crores).

ii)	Options granted and outstanding to the Key Management Personnel 3,695,892 {includes 633,172 options granted under ASOP — ADS} (2005 — 3,711,766 {includes 618,432 options granted under ASOP — ADS}).

Satyam Computer Services Limited
m)	Obligation on long term non-cancelable operating leases

Satyam Computer Services has entered into operating lease agreements for its development centres at offshore, onsite and offsites ranging for a period of 3 to 10 years. The lease rentals charged during the year and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in respective agreements are as follows:

	Rs. in crores

	Year ended March 31,
	2006	2005

Lease rentals (Refer Schedule 16)	78.03	56.29

	As at March 31,
	2006	2005

Obligations on non-cancelable leases
Not later than one year	18.49	18.98
Later than one year and not later than five years	14.97	27.97
Later than five years	2.58	2.56

Total	36.04	49.51

n)	Earnings Per Share

Calculation of EPS (Basic and Diluted):

		Year ended March 31,
S.No.	Particulars	2006	2005

Basic
1.	Opening no. of shares	319,265,291	316,251,710
2.	Total Shares outstanding	321,892,492	317,751,639
3.	Profit after Taxation and share of loss in associate companies (Rs. in crores)	1,141.73	711.64
4.	EPS (Rs.)	35.47	22.40

Diluted
5.	Stock options outstanding	12,920,940	6,694,137
6.	Total shares outstanding (including dilution)	334,813,432	324,445,776
7.	EPS (Rs.)	34.10	21.93
o)	The aggregate amounts of the assets, liabilities, income and expenses related to Satyam’s share in joint venture companies that are consolidated and included in these financial statements are as follows:

	Rs. in crores

	Year ended March 31,
Description	2006	2005

Income from Sales and Services	35.04	28.85
Other Income	0.25	0.03

Total	35.29	28.88

Personnel expenses	16.78	14.55
Other expenses	12.03	8.83
Interest	0.18	0.11
Depreciation	1.79	1.01

Total	30.78	24.50

Net Profit	4.51	4.38

Satyam Computer Services Limited

	Rs. in crores

	As at March 31,
Description	2006	2005
Secured Loans	0.07	1.24
Un Secured Loans	0.50	—
Fixed Assets	3.79	3.44
Inventories	0.19	0.19
Sundry Debtors	10.48	11.42
Cash and Bank Balances	3.16	1.93
Loans and Advances	6.24	4.71
Current Liabilities	4.62	6.02
Provisions	2.33	1.10
p)	Commitments and Contingencies
i)	Nipuna Services issued 45,669,999 and 45,340,000 0.05% Convertible Redeemable Cumulative Preference Shares of par value Rs.10 each fully paid-up in October 2003 and June 2004 respectively to Olympus BPO Holdings Ltd. and Intel Capital Corporation (investors) for an aggregate consideration of Rs. 91.01 crores (equivalent to US$ 20 millions). These Preference shares are to be mandatorily converted/redeemed into such number of equity shares latest by June 2007 based on certain provisions in the agreement entered with the investors relating to revenues and profits earned up to March 31, 2006. The said preference shares, if not converted or early converted at the option of the investors based on certain triggering events, are redeemable on maturity in June 2007 at a redemption premium, which could range in between 7.5% to 13.5% p.a.

Satyam Computer Services has guaranteed payment of all sums payable by Nipuna Services to the investors on redemption of the said Preference Shares. Further Satyam Computer Services is required to subscribe to Convertible Debentures amounting to US$ 20 millions based on certain provisions in the agreement. These Convertible Debentures shall bear an interest rate equal to the prime lending rate of the State Bank of India prevailing at that time and are convertible upon the election of Nipuna Services into Equity Shares at any time after issuance.

ii)	Bank Guarantees outstanding Rs. 59.83 crores (2005 — Rs. 36.20 crores).

iii)	Contracts pending execution on capital accounts, net of advances, Rs. 118.89 crores (2005 — Rs. 38.74 crores).

iv)	Forward and Options Contracts outstanding Rs. 966.60 crores (Equivalent USD 216.00 millions) {2005 — Rs. 1,317.26 crores (Equivalent USD 301.50 millions}. Gain/(Loss) on foreign exchange forward contracts which are included under the head gain/(loss) on exchange fluctuation in the profit and loss account amounted to (Rs. 3.75 crores) {2005 — Rs. 0.65 crores}.

v)	Claims against the company not acknowledged as debts
—	Income Tax & Sales Tax matters under dispute — Rs. 20.38 crores (2005 — Rs. Nil )
vi)	Arrears on 0.05% Convertible Redeemable Cumulative Preference Shares amounting to Rs. 0.10 crores (2005 — Rs. 0.05 crores).

vii)	Contingent consideration payable in respect of acquired subsidiary companies Rs. 101.72 crores.

viii)	Satyam Computer Services has given a corporate guarantee on behalf of a subsidiary for the loan obtained amounting to maximum of Rs. 89.24 crores (Equivalent USD 20 millions).
q)	Subsequent Event

Satyam Computer Services had filed a request for arbitration with the London Court of International Arbitration (“LCIA”) naming Venture Global Engineering LLC, USA (“VGE”) as respondent. The Arbitration concerned a dispute between Satyam Computer Services and VGE in connection with their joint venture Satyam Venture Engineering Services Private Limited (“SVES”).

The LCIA Arbitrator issued his Final Award on April 3, 2006 in favour of Satyam Computer Services. Satyam Computer Services has filed a petition to recognize and enforce the Award in the United States District Court in Michigan. VGE has separately filed a declaratory judgment action seeking to refuse enforcement of the Award in the United States District Court in Illinois.

Satyam Computer Services Limited
r)	The financial statements are represented in Rs. crores. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crores are given below:

Schedule
No.	Description	Rs. in lakhs

5 (ii)	National Saving Certificates, VIII Series (Lodged as security with government authorities)	0.16
18 (j)	ANZ Grindlays Bank, New York	0.09
	Commerz Bank, New York	0.24
	Standard Chartered Bank, Singapore	0.49
s)	Reclassification

Figures for the corresponding year have been regrouped, recast and rearranged to conform to those of the current year wherever necessary.

Satyam Computer Services Limited
Consolidated Cash Flow Statement for the year ended March 31, 2006

			Rs. in crores
		Year Ended	Year Ended
		31.03.2006	31.03.2005

A.	Cash Flows from Operating Activities
	Net Profit Before Interest and Tax	1,246.03	734.16
	Depreciation	137.28	113.30
	Loss on sale of Fixed Assets	0.93	1.18
	Dividend income on Current Investments	—	(0.11)
	Profit on sale of shares in Associate Company	(216.43)	—
	Minority Interest	(0.55)	—
	(Increase)/Decrease in Inventories	—	0.30
	(Increase)/Decrease in Sundry Debtors	(365.77)	(181.13)
	(Increase)/Decrease in Loans and Advances	(63.23)	(37.12)
	Increase/(Decrease) in Current Liabilities and Provisions	168.55	84.70
	Income Taxes Paid	(154.50)	(113.80)
	Exchange differences on translation of foreign currency cash and cash equivalents	(1.20)	5.38

	Net Cash Flow from Operating Activities	751.11	606.86

B.	Cash Flows from Investing Activities
	Purchase of Fixed Assets	(246.29)	(186.63)
	Acquisition of Citisoft Plc, net of cash acquired	(51.76)	—
	Acquisition of Knowledge Dynamics Pte Ltd., net of cash acquired	(7.02)	—
	Proceeds from sale of shares in Associate Company, (net)	228.24	—
	Proceeds from sale of Fixed Assets	1.66	1.26
	Proceeds from sale of Current Investments	—	0.19
	Proceeds from Long Term matured Deposits	—	1,441.46
	Investment in Long Term Deposits	—	(1,795.50)
	Dividend income from Current Investments	—	0.11
	Interest accrued / income received	30.11	167.25

	Net Cash Flow from Investing Activities	(45.06)	(371.86)

C.	Cash Flows from Financing Activities
	Proceeds from issue of Share Capital	138.08	111.77
	Receipt of Share Application money pending allotment	1.78	0.45
	Proceeds from Secured Loans	111.70	18.44
	Repayment of Secured Loans	(27.95)	(7.72)
	Financial Expenses Paid	(5.54)	(0.91)
	Dividends Paid	(183.75)	(172.27)

	Net Cash Flow from Financing Activities	34.32	(50.24)

D.	Exchange differences on translation of foreign currency cash and cash equivalents	1.20	(5.38)

	Net Increase in Cash and Cash equivalents during the year	741.57	179.38
	Cash and Cash equivalents at the beginning of the year	574.63	395.25

	Cash and Cash equivalents at the end of the year	1,316.20	574.63

	Supplementary Information

	Cash and Bank Balances as per Balance sheet	3,111.70	2,370.13
	Less: Long Term Deposits with Scheduled Banks considered as Investments	1,795.50	1,795.50

	Balance considered for Cash Flow Statement	1,316.20	574.63

This is the Consolidated Cash Flow Statement referred to in our report of even date.	For and on behalf of the Board of Directors

S. Gopalakrishnan	B. Ramalinga Raju	B. Rama Raju
Partner	Chairman	Managing Director

for and on behalf of
Price Waterhouse
Chartered Accountants

	V. Srinivas	G. Jayaraman
	Director	Sr. Vice President (Corp. Governance)
	& Sr. Vice President — Finance	& Company Secretary

Place : Secunderabad		Place : Secunderabad
Date : April 21, 2006		Date : April 21, 2006